FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE First Half 2005 – Market Information

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR
THE FIRST HALF ENDED JUNE 30, 2005

HIGHLIGHTS FOR THE PERIOD
[All figures in Chilean Pesos]

•	Operating Revenues increased 9.8% to US$ 2,786 million mainly due to,
	•	11.8% increase in the Distribution Business
	•	3.3% increase in the Generation Business

•	Operating Income improved 5.8%, to US$ 624 million, basically as a consequence of higher Operating Income in distribution in Brazil and Colombia, and in generation in Brazil, Colombia and Chile

•	Non operating income decreased 29.5% mainly due to,
	•	Higher non-cash losses related to Technical Bulletin 64
	•	Lower gain in foreign currency exchange
	•	Lower net income from related companies

•	Physical sales confirmed the increasing trend exhibited since 2H03, related to a recovered economic situation with an increase of 4.9% in physical sales in distribution and 4.4% in generation

•	Our client base grew by more than 404,000 new customers.

•	Demand for electricity in GWh, continues its sustained growth in all our concession areas, as follows :

	•	Santiago	4.9%
	•	Buenos Aires	2.9%
	•	Bogotá	3.4%
	•	Rio de Janeiro y Fortaleza	7.5%
	•	Lima	6.8%

•	Consolidated financial debt, was reduced by US$103 million.

•	Net income accounted for US$ 8 million. This implied a 65.8% reduction, mostly related to non-cash accounting effects.

Pg. 1

PRESS RELEASE First Half 2005 – Market Information

Pg. 2

PRESS RELEASE First Half 2005 – Market Information

Pg. 3

PRESS RELEASE First Half 2005 – Market Information

GENERAL INFORMATION

(Santiago, Chile, July 27, 2005) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the second quarter, ended June 30, 2005. All figures are in both US$ and Ch$, and in accordance with Chilean Generally Accepted Accounting Principles (Chilean GAAP) as shown in the standardized form required by Chilean authorities (FECU). Variations refer to the period between June 30, 2004 and June 30, 2005. Figures have been adjusted by the one-month lag CPI variation between both periods, equal to 2.7% .

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of June 2005 for both periods under comparison, equal to US$1 = Ch$579.0. From an economic perspective, the Chilean peso appreciated by 8.2% against the US$ comparing June 30, 2005 to June 30, 2004.

The consolidation includes the following investment vehicles and companies,

a)	In Chile: Endesa Chile (NYSE: EOC), Chilectra, Synapsis, CAM and Inm. Manso de Velasco and Elesur.
b)	Outside Chile: Distrilima (Peru), Ampla and Investluz (Brazil), Edesur (Argentina), Codensa (Colombia) and Enersis Internacional.

In the following pages you will find a detailed analysis of Financial Statements, a brief explanation for most of variations, and comments about the main items of Income and Cash Flow Statements compared to the information booked as of June 30, 2004.

Pg. 4

PRESS RELEASE First Half 2005 – Market Information

SIMPLIFIED ORGANIZATIONAL STRUCTURE

Pg. 5

PRESS RELEASE First Half 2005 – Market Information

MARKET INFORMATION

EQUITY MARKET

The last 12 months, market capitalization increased 77.7% from US$3,874 million to US$6,886 million. Additionally, the share price rose from Ch$75.5 to Ch$122.1.

Source: Bloomberg

Pg. 6

PRESS RELEASE First Half 2005 – Market Information

Over the last 12 months, the Enersis share price has increased 74.2%, from € 4.92 to € 8.57, which compares favorably with respect to the 65.3% variation of the Latibex Index.

Source: Bloomberg

Over the last 12 months, the ADR price rose by 75.2%, from US$5.96 to US$10.44, which compares very favorably with respect to the negative 1.53% variation of the Dow Jones Index for the same period.

Source: Bloomberg

Pg. 7

PRESS RELEASE First Half 2005 – Market Information

MARKET PERCEPTION

The latest research published on Enersis shows the following target prices for the ADR.

Table 1

Publication Date	Company	Main Analyst	Target Price	Recommendation
			US$

July 7, 2005	Merrill Lynch	Frank McGann	12.00	Buy
June 21, 2005	Larraín Vial	Cristian Ramirez	11.10	Market weight
June 16, 2005	Raymond James	Ricardo Cavanagh	10.58	Buy
June 15, 2005	Bear Stearns	Rowe Michels	11.00	Peerperform
June 14, 2005	Alfa Corredores	Rodrigo Cristi	11.05	Underperform
May 25, 2005	Santander Invest.	Raimundo Valdés	10.80	Buy

ADR average target price (US$)			11.09

DEBT MARKET

The following chart shows the pricing of our Yankee Bonds during the last twelve months.

Source: Bloomberg

Pg. 8

PRESS RELEASE First Half 2005 – Market Information

RISK RATING CLASSIFICATION

CORPORATE RISK RATING CLASSIFICATION:

Moody’s:                      Ba1 / Stable

Rationale (26/01/05)
“Moody’s Investors Service upgraded the senior unsecured debt ratings of Enersis and Endesa Chile to Ba1 from Ba2...... Key macroeconomic improvements and stronger financial performance at both Enersis and Endesa Chile support the rating upgrades.”

Standard & Poor’s:      BBB- / Positive

Rationale (28/01/05)
“S&P Rating Services affirmed its BBB- corporate credit rating on Chile-based electricity provider Enersis and revised the outlook to positive from stable, reflecting S&P’s expectations that Enersis financial profile will continue improving ”

Fitch:                             BBB- / Positive

Rationale (09/02/05)
“…Operating income continues to grow reflecting improved regional economic conditions, strong demand growth, and lower regulatory uncertainties. Further improvement along this trend may result in additional positive rating actions.”

DOMESTIC RISK RATING CLASSIFICATION:

Feller Rate:	Bonds: A+ / Stable
Shares: 1st Class Level 1

Fitch:	Bonds: A+ / Stable
Shares: 1st Class Level 1

Pg. 9

PRESS RELEASE First Half 2005 – Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 2

CONS. INCOME STATEMENT - (million Ch$)	6M 04	6M 05	Var 05-04	Chg %

Revenues from Generation	551,490	569,713	18,223	3.3%
Revenues from Distribution	1,000,252	1,118,679	118,427	11.8%
Revenues from Engineering and Real Estate	13,576	13,065	(511)	(3.8%)
Revenues from Other Businesses	67,006	73,790	6,784	10.1%
Consolidation Adjustments	(162,282)	(161,791)	491	0.3%

Operating Revenues	1,470,042	1,613,457	143,415	9.8%

Costs from Generation	(333,902)	(368,919)	(35,017)	(10.5%)
Costs from Distribution	(782,153)	(859,763)	(77,610)	(9.9%)
Costs from Engineering and Real Estate	(11,581)	(11,478)	103	0.9%
Costs from Other Businesses	(52,211)	(58,980)	(6,769)	(13.0%)
Consolidation Adjustments	148,991	146,913	(2,078)	(1.4%)

Operating Costs	(1,030,855)	(1,152,228)	(121,373)	(11.8%)

Operating Margin	439,187	461,229	22,042	5.0%

SG&A from Generation	(22,970)	(19,513)	3,457	15.1%
SG&A from Distribution	(73,438)	(79,731)	(6,293)	(8.6%)
SG&A from Engineering and Real Estate	(1,493)	(1,424)	69	4.6%
SG&A from Other Businesses	(13,980)	(14,578)	(598)	(4.3%)
Consolidation Adjustments	14,433	15,502	1,069	7.4%

Selling and Administrative Expenses	(97,447)	(99,744)	(2,297)	(2.4%)

Operating Income	341,740	361,485	19,745	5.8%

Interest Income	36,787	44,923	8,136	22.1%
Interest Expense	(191,987)	(188,503)	3,484	1.8%
Net Financial Income (Expenses)	(155,200)	(143,580)	11,620	7.5%
Equity Gains from Related Companies	16,532	6,915	(9,617)	(58.2%)
Equity Losses from Related Companies	(2)	(3,923)	(3,922)	-
Net Income from Related Companies	16,529	2,992	(13,537)	(81.9%)
Other Non Operating Income	49,272	45,825	(3,447)	(7.0%)
Other Non Operating Expenses	(64,392)	(95,918)	(31,526)	(49.0%)
Net other Non Operating Income (Expense)	(15,120)	(50,094)	(34,974)	-
Price Level Restatement	1,796	(966)	(2,762)	(153.8%)
Foreign Exchange Effect	12,170	1,844	(10,326)	(84.9%)
Net of Monetary Exposure	13,966	878	(13,088)	(93.7%)
Positive Goodwill Amortization	(27,655)	(27,061)	594	2.2%

Non Operating Income	(167,480)	(216,865)	(49,385)	(29.5%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	174,260	144,620	(29,640)	(17.0%)

Extraordinary Items	-	-	-	-
Income Tax	(115,193)	(93,049)	22,144	19.2%
Minority Interest	(54,631)	(55,477)	(846)	(1.6%)
Negative Goodwill Amortization	9,710	8,740	(970)	(10.0%)

NET INCOME	14,145	4,834	(9,312)	(65.8%)

EBITDA	557,802	567,391	9,589	1.7%

Pg. 10

PRESS RELEASE First Half 2005 – Consolidated Income Statement

UNDER CHILEAN GAAP, THOUSAND US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	6M 04	6M 05	Var 05-04	Chg %

Revenues from Generation	952,488	983,960	31,472	3.3%
Revenues from Distribution	1,727,551	1,932,089	204,538	11.8%
Revenues from Engineering and Real Estate	23,447	22,565	(882)	(3.8%)
Revenues from Other Businesses	115,728	127,443	11,715	10.1%
Consolidation Adjustments	(280,280)	(279,432)	848	0.3%

Operating Revenues	2,538,933	2,786,627	247,694	9.8%

Costs from Generation	(576,687)	(637,167)	(60,480)	(10.5%)
Costs from Distribution	(1,350,870)	(1,484,910)	(134,040)	(9.9%)
Costs from Engineering and Real Estate	(20,001)	(19,824)	177	0.9%
Costs from Other Businesses	(90,174)	(101,866)	(11,692)	(13.0%)
Consolidation Adjustments	257,325	253,736	(3,589)	(1.4%)

Operating Costs	(1,780,406)	(1,990,031)	(209,625)	(11.8%)

Operating Margin	758,527	796,596	38,069	5.0%

SG&A from Generation	(39,673)	(33,702)	5,971	15.1%
SG&A from Distribution	(126,835)	(137,704)	(10,869)	(8.6%)
SG&A from Engineering and Real Estate	(2,578)	(2,459)	119	4.6%
SG&A from Other Businesses	(24,145)	(25,179)	(1,034)	(4.3%)
Consolidation Adjustments	24,928	26,774	1,846	7.4%

Selling and Administrative Expenses	(168,302)	(172,269)	(3,967)	(2.4%)

Operating Income	590,225	624,327	34,102	5.8%

Interest Income	63,536	77,588	14,052	22.1%
Interest Expense	(331,583)	(325,566)	6,017	1.8%
Net Financial Income (Expenses)	(268,047)	(247,979)	20,068	7.5%
Equity Gains from Related Companies	28,552	11,943	(16,609)	(58.2%)
Equity Losses from Related Companies	(3)	(6,776)	(6,773)	-
Net Income from Related Companies	28,549	5,167	(23,382)	(81.9%)
Other Non Operating Income	85,098	79,144	(5,954)	(7.0%)
Other Non Operating Expenses	(111,212)	(165,662)	(54,450)	(49.0%)
Net other Non Operating Income (Expense)	(26,115)	(86,517)	(60,402)	-
Price Level Restatement	3,102	(1,669)	(4,771)	(153.8%)
Foreign Exchange Effect	21,019	3,185	(17,834)	(84.9%)
Net of Monetary Exposure	24,121	1,517	(22,604)	(93.7%)
Positive Goodwill Amortization	(47,764)	(46,738)	1,026	2.2%

Non Operating Income	(289,257)	(374,550)	(85,293)	(29.5%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	300,968	249,776	(51,192)	(17.0%)

Extraordinary Items	-	-	-	-
Income Tax	(198,951)	(160,706)	38,245	19.2%
Minority Interest	(94,354)	(95,816)	(1,462)	(1.6%)
Negative Goodwill Amortization	16,771	15,095	(1,676)	(10.0%)

NET INCOME	24,432	8,349	(16,083)	(65.8%)

EBITDA	963,388	979,949	16,561	1.7%

Pg. 11

PRESS RELEASE First Half 2005 – Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT ANALYSIS
(Source in Ch$ FECU)

NET INCOME

As of June 2005, the company registered profits of Ch$4,834 million that represent a decrease of Ch$9,312 million or 65.8% . The decrease in results is explained by higher non operating losses, despite a 5.8% increase in operating income

OPERATING INCOME

Activities of Enersis are developed through subsidiaries in five different countries. The core businesses of the Company are generation and distribution of electricity.

Table 3

	6M 04				6M 05

	Operating	Operating		Operating	Operating	Operating		Operating
Million Ch$	Revenues	Costs	SG & A	Income	Revenues	Costs	SG& A	Income

Endesa	562,377	(343,018)	(23,507)	195,852	579,382	(377,465)	(20,080)	181,837
Chilectra S.A.	217,829	(152,259)	(17,724)	47,846	254,436	(188,765)	(18,628)	47,043
Edesur S.A.	120,217	(102,516)	(15,549)	2,152	129,888	(112,059)	(15,894)	1,935
Distrilima (Edelnor)	99,815	(75,195)	(9,049)	15,571	108,344	(82,659)	(9,799)	15,886
Cerj	210,761	(173,857)	(9,004)	27,900	257,328	(205,715)	(10,699)	40,914
Investluz (Coelce)	147,004	(125,492)	(17,347)	4,165	155,478	(115,087)	(18,769)	21,622
Codensa S.A.	204,628	(152,834)	(4,764)	47,030	213,205	(155,478)	(5,941)	51,786
CAM Ltda.	43,257	(36,308)	(2,949)	4,000	51,097	(43,233)	(3,647)	4,217
Inmobiliaria Manso de Velasco Ltda.	2,689	(2,465)	(956)	(732)	3,397	(2,933)	(857)	(393)
Synapsis Soluciones y Servicios IT Ltda.	21,503	(15,327)	(3,454)	2,722	20,440	(15,209)	(3,458)	1,773
Enersis Holding and other investment vehicles	2,246	(576)	(7,578)	(5,908)	2,252	(538)	(7,474)	(5,760)
Consolidation Adjustments	(162,282)	148,991	14,433	1,142	(161,790)	146,913	15,502	625

Total Consolidation	1,470,044	(1,030,856)	(97,448)	341,740	1,613,457	(1,152,228)	(99,744)	361,485

Table 3.1

	6M 04				6M 05

	Operating	Operating		Operating	Operating	Operating		Operating
Thousand US$	Revenues	Costs	SG & A	Income	Revenues	Costs	SG& A	Income

Endesa	971,290	(592,432)	(40,600)	338,259	1,000,660	(651,925)	(34,680)	314,055
Chilectra S.A.	376,216	(262,969)	(30,612)	82,635	439,441	(326,019)	(32,173)	81,249
Edesur S.A.	207,628	(177,057)	(26,855)	3,716	224,331	(193,539)	(27,451)	3,342
Distrilima (Edelnor)	172,392	(129,869)	(15,628)	26,895	187,123	(142,761)	(16,924)	27,438
Cerj	364,008	(300,271)	(15,551)	48,186	444,435	(355,293)	(18,478)	70,664
Investluz (Coelce)	253,893	(216,739)	(29,960)	7,193	268,528	(198,768)	(32,416)	37,344
Codensa S.A.	353,416	(263,962)	(8,227)	81,227	368,230	(268,529)	(10,261)	89,440
CAM Ltda.	74,709	(62,708)	(5,094)	6,907	88,251	(74,668)	(6,299)	7,284
Inmobiliaria Manso de Velasco Ltda.	4,644	(4,257)	(1,651)	(1,264)	5,866	(5,067)	(1,480)	(680)
Synapsis Soluciones y Servicios IT Ltda.	37,138	(26,472)	(5,965)	4,701	35,301	(26,267)	(5,972)	3,062
Enersis Holding and other investment vehicles	3,879	(995)	(13,087)	(10,203)	3,890	(929)	(12,908)	(9,948)
Consolidation Adjustments	(280,281)	257,326	24,927	1,973	(279,431)	253,735	26,774	1,078

Total Consolidation	2,538,933	(1,780,406)	(168,302)	590,225	2,786,627	(1,990,031)	(172,269)	624,327

Operating income as of June 2005 amounted to Ch$361,485 million, reflecting a 5.8% increase or Ch$19,745 million. This increase is principally due to an important improvement in operating income in the distribution subsidiaries in Brazil and Colombia.

NON OPERATING INCOME

The company’s non-operating result decreased 29.5% or Ch$49,385 million from a loss of Ch$167,480 million to a loss of Ch$216,865 million. This is principally explained by the negative conversion effect as a

Pg. 12

PRESS RELEASE First Half 2005 – Consolidated Income Statement

result of the application of the Technical Bulletin N°64 of Chilean GAAP, the negative exchange rate variations and lower income from related companies. This was partially compensated with lower net financial expenses.

Net Interest Expense decreased by Ch$11,620 million or 7.5% from a net expense of Ch$155,200 million in 2004 to a net expense of Ch$143,580 million. This reduction in net interest expense is mainly due to lower fee expenses and higher interest income from the investment of cash surplus in Codensa and Ampla.

Income from investments in related companies shows an 81.9% decrease or Ch$13,537 million. This is mainly attributable to lower profits of Ch$13,056 million recognized from the Cia. de Interconexión Energética (CIEN) and Ch$4,001 million from Central Generadora de Fotaleza (CGTF). This was partially compensated by higher profits recognition of Ch$3,619 million from Gas Atacama Holding Ltda.

Net other non-operating expenses (income) reflect an increase of Ch$34,974 million. The principal reasons for this variation are,

  Higher losses of Ch$31,253 million as a result of the adjustment on the conversion to Chilean norms following the application of Technical Bulletin Nº 64, principally on our brazilian subsidiary Ampla.
  Non recurring indemnity of Ch$7,997 million received by Edesur in 2004 from Alstom-Pirelli in the case involving the Azopardo sub-station fire.
  Higher expenses of Ch$1,646 million on re-liquidation of firm capacity in the SIC.
  An increase of Ch$1,539 million in the equity tax of 1.2% on all companies established in Colombia.
  Higher net losses of Ch$1,477 million from the sale of assets and materials.

The above, was partially compensated by the following:

  Lower net losses amounting to Ch$4,284 million on derivative instrument contracts.
  Revenues from the sale of transmision lines rights of Ch$3,158 million.
  Price adjustment in the purchases of Elesur of Ch$4,479 million.

Price-level restatement decreased by Ch$2,762 million, from a profit of Ch$1,796 million to a loss of Ch$967 million. This is principally due to the application of the monetary adjustment negative index of 1.0% in the first half, compared to the 0.8% in the previous period.

Pg. 13

PRESS RELEASE First Half 2005 – Consolidated Income Statement

Foreign exchange differences decreased by Ch$10,326 million, from a profit of Ch$12,170 million to a profit of Ch$1,844 million. This is primarily due to the profit of liquidation of forwards contracts of Ch$3,975 and the exchange rates variations between the two periods over the mismatch netting US$ structure of the company. During this semester, the appreciation of the Chilean Peso against the US Dollar was 3.9% compared to 7.2% in the previous period.

Amortization on positive goodwill remains at the same levels with no significant variations. This amounted to Ch$27,061 million.

Income Tax and Deferred Taxes. decreased by Ch$22,144 million, from an expense of Ch$115,193 to an expense of Ch$93,048 million.

The decrease of Ch$7,965 million in income tax is mainly explained by lower taxes in Chilectra and Enersis of Ch$10,877 million and Ch$9,693 million respectively. This was partially compensated by higher tax provisions of Ch$3,254 million in Ampla, of Ch$3,466 million in Edelnor, of Ch$3,733 million in Elesur and of Ch$1,660 million in Edesur.

With regard to deferred taxes, that do not represent cash flow, these show a positive variation of Ch$14,179 million, explained mainly by the decrease on deferred taxes in Edelnor for Ch$ 9,081 million, Edesur for Ch$5,869 million, Edegel for Ch$6,178 million, San Isidro for Ch$4,793 million and Central Costanera for Ch$4,384 million, partially compensated by higher deferred taxes in Chilectra for Ch$8,429 million, Coelce for Ch$3,375 million, Endesa Chile for Ch$2,995 million and Enersis for Ch$2,739 million.

Amortization on negative goodwill amounted to Ch$8,740 million which reflecting a reduction of Ch$970 million. The reduction in amortization is explained by the effect of exchange rate applied in foreign subsidiaries accounted for in dollars and that have a negative goodwill.

EVOLUTION OF KEY FINANCIAL RATIOS
Table 4

Pg. 14

PRESS RELEASE First Half 2005 – Consolidated Income Statement

Indicator	Unit	6M 04	6M 05	Var 05-04	Chg %

Liquidity	Times	1.27	1.31	0.04	3.1%
Acid ratio test *	Times	1.18	1.20	0.02	1.7%
Working capital	million Ch$	309,814	336,500	26,686	8.6%
Working capital	thousands US$	535,084	581,175	46,090	8.6%
Leverage **	Times	0.82	0.88	0.06	7.3%
Short-term debt	%	0.22	0.22	-	0.0%
Long-term debt	%	0.78	0.78	-	0.0%
Interest Coverage***	Times	3.26	3.27	0.01	0.3%
EBITDA****	th. US$	963,388	979,949	16,561	1.7%
ROE	%	0.52%	0.19%	(0.33%)	(63.5%)
ROA	%	0.12%	0.05%	(0.07%)	(58.3%)

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill) /Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

Liquidity ratio as of June 2005 was 1.31, a 3.1% improvement. This reflects an improving financial situation of the company following the Capital Increase and the rescheduling of debts carried out in the last two years

Leverage as of June 2005 was 0.88, negatively compared with the 0.82 registered in 2004. This is mainly explained by the exchange rate effects in Chile.

ROE as of June was 0.19% compared with the 0.52%, mainly explained by the lower net income during 2005.

ROA decrease from 0.12% to 0.05% . This situation reflects the lower net income in the period, partially compensated by the decrease in total assets.

Interest Coverage improved 0.3%, from 3.26 to 3.27, mainly due to the reduction in interest expenses.

Pg. 15

PRESS RELEASE First Half 2005 – Consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET

ASSETS UNDER CHILEAN GAAP, MILLION CH$

Table 5

ASSETS - (million Ch$)	6M 04	6M 05	Var 05-04	Chg %

CURRENT ASSETS
Cash	56,549	42,846	(13,704)	(24.2%)
Time deposits	328,576	419,950	91,374	27.8%
Marketable securities	14,023	9,065	(4,959)	(35.4%)
Accounts receivable, net	547,210	606,901	59,691	10.9%
Notes receivable, net	3,404	3,074	(330)	(9.7%)
Other accounts receivable, net	46,679	75,032	28,353	60.7%
Amounts due from related companies	150,293	9,103	(141,190)	(93.9%)
Inventories	76,260	70,245	(6,015)	(7.9%)
Income taxes recoverable	95,218	81,477	(13,741)	(14.4%)
Prepaid expenses	35,368	46,477	11,109	31.4%
Deferred income taxes	58,508	43,378	(15,130)	(25.9%)
Other current assets	25,814	11,142	(14,672)	(56.8%)

Total currrent assets	1,437,902	1,418,689	(19,213)	(1.3%)

PROPERTY, PLANT AND EQUIPMENT
Land	124,619	128,074	3,455	2.8%
Buildings and infraestructure and works in progress	10,959,956	10,261,576	(698,380)	(6.4%)
Machinery and equipment	1,948,478	1,781,061	(167,417)	(8.6%)
Other plant and equipment	344,810	388,130	43,320	12.6%
Technical appraisal	679,834	605,885	(73,949)	(10.9%)
Sub - Total	14,057,698	13,164,728	(892,970)	(6.4%)
Accumulated depreciation	(5,392,783)	(5,326,630)	66,153	1.2%

Total property, plant and equipment	8,664,915	7,838,097	(826,818)	(9.5%)

OTHER ASSETS
Investments in related companies	207,516	187,207	(20,309)	(9.8%)
Investments in other companies	146,711	51,873	(94,838)	(64.6%)
Positive goodwill, net	784,645	714,648	(69,997)	(8.9%)
Negative goodwill, net	(77,480)	(50,187)	27,293	35.2%
Long-term receivables	114,888	110,499	(4,389)	(3.8%)
Amounts due from related companies	736	110,475	109,738	-
Intangibles	88,873	85,592	(3,281)	(3.7%)
Accumulated amortization	(45,964)	(48,714)	(2,750)	(6.0%)
Others assets	183,317	269,471	86,154	47.0%

Total other assets	1,403,242	1,430,864	27,622	2.0%

TOTAL ASSETS	11,506,059	10,687,650	(818,409)	(7.1%)

Pg. 16

PRESS RELEASE First Half 2005 – Consolidated Balance Sheet

ASSETS UNDER CHILEAN GAAP, THOUSAND US$

Table 5.1

ASSETS - (thousand US$)	6M 04	6M 05	Var 05-04	Chg %

CURRENT ASSETS
Cash	97,667	73,999	(23,668)	(24.2%)
Time deposits	567,489	725,303	157,814	27.8%
Marketable securities	24,220	15,656	(8,564)	(35.4%)
Accounts receivable, net	945,095	1,048,189	103,094	10.9%
Notes receivable, net	5,879	5,309	(570)	(9.7%).
Other accounts receivable, net	80,619	129,589	48,970	60.7%
Amounts due from related companies	259,574	15,722	(243,852)	(93.9%)
Inventories	131,710	121,321	(10,389)	(7.9%)
Income taxes recoverable	164,453	140,720	(23,733)	(14.4%)
Prepaid expenses	61,085	80,271	19,186	31.4%
Deferred income taxes	101,050	74,918	(26,132)	(25.9%)
Other current assets	44,584	19,243	(25,341)	(56.8%)

Total currrent assets	2,483,423	2,450,240	(33,183)	(1.3%)

PROPERTY, PLANT AND EQUIPMENT
Land	215,231	221,199	5,968	2.8%
Buildings and infraestructure and works in progres	18,929,113	17,722,930	(1,206,183)	(6.4%)
Machinery and equipment	3,365,248	3,076,099	(289,149)	(8.6%)
Other plant and equipment	595,527	670,346	74,819	12.6%
Technical appraisal	1,174,152	1,046,434	(127,718)	(10.9%)
Sub - Total	24,279,271	22,737,008	(1,542,263)	(6.4%)
Accumulated depreciation	(9,313,960)	(9,199,707)	114,253	1.2%

Total property, plant and equipment	14,965,310	13,537,301	(1,428,009)	(9.5%)

OTHER ASSETS
Investments in related companies	358,404	323,328	(35,076)	(9.8%)
Investments in other companies	253,387	89,590	(163,797)	(64.6%)
Positive goodwill, net	1,355,173	1,234,280	(120,893)	(8.9%)
Negative goodwill, net	(133,817)	(86,679)	47,138	35.2%
Long-term receivables	198,425	190,844	(7,581)	(3.8%)
Amounts due from related companies	1,271	190,803	189,532	-
Intangibles	153,494	147,828	(5,666)	(3.7%)
Accumulated amortization	(79,385)	(84,135)	(4,750)	(6.0%)
Others assets	316,610	465,408	148,798	47.0%

Total other assets	2,423,561	2,471,267	47,706	2.0%

TOTAL ASSETS	19,872,295	18,458,808	(1,413,487)	(7.1%)

Pg. 17

PRESS RELEASE First Half 2005 – Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$

Table 6

LIABILITIES AND SHAREHOLDER´S EQUITY - (million Ch$)	6M 04	6M 05	Var 05-04	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	244,306	95,408	(148,898)	60.9%
Current portion of long-term debt due to banks and financial institutions	147,009	132,137	(14,873)	10.1%
Promissory notes	-	-	-
Current portion of bonds payable	92,754	195,240	102,486	(110.5%)
Current portion of long-term notes payable	25,091	20,970	(4,121)	16.4%
Dividends payable	23,527	50,343	26,816	(114.0%)
Accounts payable	223,793	248,927	25,134	(11.2%)
Short-term notes payable	23,024	15,610	(7,414)	32.2%
Miscellaneous payables	44,203	47,562	3,360	(7.6%)
Accounts payable to related companies	94,122	54,809	(39,313)	41.8%
Accrued expenses	53,150	53,278	128	(0.2%)
Withholdings	62,118	54,027	(8,091)	13.0%
Income taxes payable	33,454	52,772	19,318	(57.7%)
Anticipated income	9,622	4,664	(4,958)	51.5%
Deferred income taxes	-	-	-	-
Reinbursable financial contribution	1,949	2,189	240	(12.3%)
Other current liabilities	49,966	54,254	4,288	(8.6%)

Total current liabilities	1,128,088	1,082,189	(45,899)	4.1%

LONG-TERM LIABILITIES
Due to banks and financial institutions	775,023	621,216	(153,807)	19.8%
Bonds payable	2,658,724	2,596,425	(62,299)	2.3%
Long -term notes payable	164,485	122,790	(41,695)	25.3%
Accounts payables	26,364	53,970	27,606	(104.7%)
Amounts payable to related companies	-	-	-	-
Accrued expenses	329,715	352,140	22,425	(6.8%)
Deferred income taxes	58,291	67,195	8,904	(15.3%)
Reinbursable financial contribution	7,739	5,780	(1,958)	25.3%
Other long-term liabilities	36,563	96,856	60,293	(164.9%)

Total long-term liabilities	4,056,903	3,916,372	(140,531)	3.5%

Minority interest	3,612,186	3,085,559	(526,627)	(14.6%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,287,860	2,283,404	(4,455)	(0.2%)
Additional paid-in capital	18,303	22,834	4,531	24.8%
Additional paid-in capital (share premium)	164,348	164,353	5	0.0%
Other reserves	30,800	(96,504)	(127,304)	(413.3%)
Total capital and reserves	2,501,310	2,374,088	(127,223)	(5.1%)
Retained earnings	196,126	224,609	28,483	14.5%
Net income for the period	14,146	4,834	(9,313)	(65.8%)
Deficits of subsidaries in development stage	(2,700)	-	2,700	(100.0%)
Total retained earnings	207,572	229,443	21,871	10.5%

Total shareholder´s equity	2,708,882	2,603,530	(105,352)	(3.9%)

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	11,506,059	10,687,650	(818,409)	(7.1%)

Pg. 18

PRESS RELEASE First Half 2005 – Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$

Table 6.1

LIABILITIES - (thousand US$)	6M 04	6M 05	Var 05-04	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	421,945	164,780	(257,165)	60.9%
Current portion of long-term debt due to banks and financial in	253,902	228,215	(25,687)	10.1%
Current portion of bonds payable	160,197	337,202	177,005	(110.5%)
Current portion of long-term notes payable	43,335	36,218	(7,117)	16.4%
Dividends payable	40,634	86,949	46,315	(114.0%)
Accounts payable	386,517	429,926	43,409	(11.2%)
Short-term notes payable	39,765	26,960	(12,805)	32.2%
Miscellaneous payables	76,344	82,146	5,802	(7.6%)
Accounts payable to related companies	162,560	94,662	(67,898)	41.8%
Accrued expenses	91,795	92,017	222	(0.2%)
Withholdings	107,285	93,310	(13,975)	13.0%
Income taxes payable	57,780	91,144	33,364	(57.7%)
Anticipated income	16,618	8,054	(8,564)	51.5%
Reinbursable financial contribution	3,366	3,780	414	(12.3%)
Other current liabilities	86,297	93,702	7,405	(8.6%)

Total current liabilities	1,948,339	1,869,066	(79,273)	4.1%

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,338,554	1,072,912	(265,642)	19.8%
Bonds payable	4,591,924	4,484,326	(107,598)	2.3%
Long -term notes payable	284,084	212,072	(72,012)	25.3%
Accounts payables	45,533	93,212	47,679	(104.7%)
Amounts payable to related companies	-	-	-	-
Accrued expenses	569,456	608,186	38,730	(6.8%)
Deferred income taxes	100,675	116,054	15,379	(15.3%)
Reinbursable financial contribution	13,366	9,983	(3,383)	25.3%
Other long-term liabilities	63,148	167,282	104,134	(164.9%)

Total long-term liabilities	7,006,741	6,764,028	(242,713)	3.5%

Minority interest	6,238,663	5,329,117	(909,546)	(14.6%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	3,951,398	3,943,703	(7,695)	(0.2%)
Additional paid-in capital	31,611	39,437	7,826	24.8%
Additional paid-in capital (share premium)	283,847	283,857	10	0.0%
Other reserves	53,195	(166,673)	(219,868)	(413.3%)
Total capital and reserves	4,320,052	4,100,324	(219,728)	(5.1%)
Retained earnings	338,732	387,926	49,194	14.5%
Net income for the period	24,432	8,348	(16,084)	(65.8%)
Deficits of subsidaries in development stage	(4,664)	-	4,664	(100.0%)
Total retained earnings	358,500	396,274	37,774	10.5%

Total shareholder´s equity	4,678,552	4,496,598	(181,954)	(3.9%)

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	19,872,295	18,458,809	(1,413,486)	(7.1%)

Pg. 19

PRESS RELEASE First Half 2005 – Consolidated Balance Sheet Analysis

CONSOLIDATED BALANCE SHEET ANALYSIS

The Company’s Total Assets decreased by Ch$818,409 million. This was principally due to:

•
A decrease of Ch$826,818 million, or 9.5% in Fixed Assets. This because of the depreciation for the year of Ch$425,000 million and the effect of the exchange rate of Ch$555,000 million on the fixed assets of overseas companies. Thus, in acordance to the methodology of carrying the non-monetary assets in nominal Dollars, in accordance with Technical Bulletin Nº 64 in the subsidiaries located in unstable countries. This is partly compensated by new incorporations amounting to Ch$284,000 million.

•	Current Assets decreased Ch$19,213 million, mainly due to:

•
A decrease of Ch$141,190 million of amounts due from related companies explained by the over 1 year maturity refinancing of the Atacama Finance loan of Ch$110,167 million and payments of Ch$6,489 million.

•
A decrease of Ch$14,672 million in other current assets, due to lower guarantee deposits of Ch$8,251 million, lower deferred losses of the valuation to a Fair Value of derivatives of Ch$4.126 million and lower forward contracts of Ch$1,341 million.

The above was partially compensated by:

  An increase of Ch$91,374 million in time deposits mainly explained by an increase in deposits in Codensa of Ch$116,986 million (for a coming capital reduction), Ch$19,693 million, Ch$18,736 million, Ch$9,154 million and Ch$8,442 million in Ampla, Edelnor, Betania and Coelce respectively.
  An increase of Ch$59,691 million in accounts receivables, mainly due to the increase in invoicing at the subsidiaries Coelce of Ch$22,271 million, Ampla of Ch$20,156 million, Codensa of Ch$16,904 million, Chilectra of Ch$13,766 million and Edesur of Ch$2,295, partially compensated by a reduction of Ch$16,626 million in Cachoeira Dourada due to the agreement with Celg.
•	Other long term assets show an increase of Ch$27,622 million, explained mainly as follows:

	•	An increase of Ch$109,738 million in amounts due from related companies , basically explained by the over 1 year maturity refinancing of the Atacama Finance loan of Ch$110,167 million.
•
An increase of Ch$86,154 million in other long term assets, mainly due to the investment in Empresa Eléctrica de Bogotá of Ch$44,120 million and higher regulatory assets in Brazil of Ch$27,981 million, higher wholesale market fund in Argentina of Ch$15,006 million and deferred expenses of Ch$6,613 million. This was partially compensated by lower effects of the valuation to a Fair Value of the derivatives of Ch$10,253 million and deferred commissions and expenses of on loans of Ch$10,072 million.

The above was partially compensated by:
  Decrease of positive goodwill of Ch$69,997. This corresponds to the annual average amortization by Ch$55,000 million, plus, the exchange rate effect on other several minor positive goodwill located in subsidiaries accounted in US Dollars.
  Decrease of Ch$94,838 million in Investments in Other Companies, basically the investment in Empresa Eléctrica de Bogotá, as a result of the liquidation of Luz de Bogotá.

Pg. 20

PRESS RELEASE First Half 2005 – Consolidated Balance Sheet Analysis

Total Liabilities and Shareholder´s Equity show a reduction of Ch$818,409 million, due principally to:

•	Short-term liabilities show a reduction of Ch$45,899 million or 4.1% as a result of:

•
A decrease in the short term and the short-term porcion of the long-term obligation with banks of Ch$148,898 million and Ch$14,873 million respectively. This is due to payments in advance and refinancing in Ampla of Ch$64,853 million, Emgesa of Ch$38,652 million, Coelce of Ch$34,183 million and Edesur of Ch$25,122 million.

•
A decrease of Ch$39,313 million in the accounts payable to related companies, basically from Enersis to Endesa Internacional of Ch$29,492 million due to the payment and price adjustment on the purchase of Elesur.

The above was partially compensated by:
  Increase of Ch$102,486 million in short term bond obligations following the transfer to short term of the Endesa International bonds for Ch$86,850 million and Edegel of Ch$29,175 million, partially compensated by payments in Edegel of Ch$18,897 million.
•	Long term liabilities reduction of Ch$140,531 million or 3.5 % due basically to the following:

	•	Decrease of Ch$153,807 million due to banks, mainly explained by prepayments with excess flow or through bond refinancing.
•
Decrease of Ch$62,299 million in bonds payable, due to the transfer to short term of the Endesa International bonds for Ch$86,850 million and Edegel of Ch$29,175 million, partially compensated by new issuances in Ampla by Ch$98,947 million, Betania by Ch$74,491 million, Edegel by Ch$26,799 million, Coelce by Ch$16,355 million, Edesur by Ch$16,028 million and Edelnor by Ch$10,679 million, to prepay bank debt.

The above was partially compensated by:
  An increase of Ch$60,293 million in other long term liabilities, due to the accounting to a Fair Value of the swaps suscribed by Enersis and Endesa.

Minority interest decreased by Ch$526,627 million or 14.6%, mainly explained by the effect of Luz de Bogotá liquidation, capital reduction in Emgesa, added to the effect of the reduction in the investments in the foreign subsidiaries controlled in US Dollars in accordance with bulletin N°64.

Equity decreased by Ch$105,352 million. This variation is explained principally by the reduction of Ch$127,304 in other reserves, due to the revaluation of the Chilean Peso and its effect on the equity given the diference in conversion adjustment on the investments controlled in US Dollars, partially compensated by the increase of Ch$31,183 million in retained earnings.

Pg. 21

PRESS RELEASE First Half 2005 – Consolidated Balance Sheet Analysis

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$ (*)

Table 7

							TOTAL

Million Ch$	2005	2006	2007	2008	2009	Balance

Chile	28,145	396,128	28,917	398,926	366,784	1,248,651	2,467,552

Enersis	74	181,480	1,546	157,964	1,636	417,625	760,325
Chilectra	10	-	-	-	-	-	10
Other (*)	3,249	593	-	-	-	-	3,842
Endesa Chile (**)	24,812	214,055	27,372	240,963	365,148	831,026	1,703,375

Argentina	33,362	84,610	44,023	12,706	12,355	20,162	207,218

Edesur	6,459	48,703	22,732	351	-	-	78,245
Costanera	21,346	35,908	21,291	12,355	12,355	20,162	123,416
Hidroinvest	5,558	-	-	-	-	-	5,558

Perú	35,948	100,496	45,445	22,789	31,152	31,163	266,994

Edelnor	1,512	56,428	10,705	5,338	7,117	26,068	107,169
Edegel	34,436	44,068	34,740	17,451	24,034	5,095	159,824

Brasil	33,424	43,526	84,306	110,824	33,483	128,494	434,057

Coelce	9,987	23,307	24,531	25,943	14,731	62,965	161,463
Ampla	22,518	17,961	56,811	83,761	18,752	65,530	265,332
Cachoeira	919	2,259	2,964	1,120	-	-	7,262

Colombia	18,810	56,572	14,484	-	90,469	238,373	418,708

Codensa	10,126	-	-	-	12,415	111,737	134,279
Emgesa	1,441	42,088	-	-	78,054	52,144	173,727
Betania	7,242	14,484	14,484	-	-	74,491	110,703

TOTAL	149,689	681,333	217,176	545,246	534,243	1,666,843	3,794,530

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$

Table 7.1

							TOTAL

Thousand US$	2005	2006	2007	2008	2009	Balance

Chile	48,610	684,159	49,944	688,992	633,478	2,156,565	4,261,748

Enersis	127	313,438	2,669	272,822	2,826	721,287	1,313,169
Chilectra	17	-	-	-	-	-	17
Other (*)	5,612	1,024	-	-	-	-	6,636
Endesa Chile (**)	42,853	369,698	47,274	416,170	630,652	1,435,278	2,941,926

Argentina	57,620	146,132	76,032	21,945	21,338	34,822	357,890

Edesur	11,155	84,115	39,261	607	-	-	135,138
Costanera	36,867	62,017	36,771	21,338	21,338	34,822	213,153
Hidroinvest	9,599	-	-	-	-	-	9,599

Perú	62,087	173,568	78,489	39,359	53,803	53,822	461,129

Edelnor	2,612	97,458	18,489	9,219	12,293	45,022	185,094
Edegel	59,475	76,110	60,000	30,140	41,510	8,800	276,035

Brasil	57,727	75,174	145,606	191,406	57,829	221,925	749,667

Coelce	17,249	40,253	42,367	44,806	25,442	108,747	278,865
Ampla	38,891	31,020	98,118	144,666	32,387	113,177	458,260
Cachoeira	1,587	3,901	5,120	1,934	-	-	12,542

Colombia	32,487	97,707	25,016	-	156,251	411,697	723,158

Codensa	17,489	-	-	-	21,443	192,983	231,915
Emgesa	2,490	72,690	-	-	134,808	90,059	300,047
Betania	12,508	25,016	25,016	-	-	128,655	191,196

TOTAL	258,531	1,176,740	375,087	941,703	922,699	2,878,831	6,553,592

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon
Source: Internal financial report

Pg. 22

PRESS RELEASE First Half 2005 – Consolidated Cash Flow

 CONSOLIDATED CASH FLOW

UNDER CHILEAN GAAP, MILLION CH$

Table 8

Million Ch$	6M 04	6M 05	Var 05-04	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	14,146	4,834	(9,312)	(65.8%)

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(251)	1,579	1,830	-
Charges (credits) to income which do not represent cash flows:
Depreciation	212,611	201,680	(10,931)	(5.1%)
Amortization of intangibles	3,451	4,226	775	22.4%
Write-offs and accrued expenses	43,221	25,892	(17,329)	(40.1%)
Equity in income of related companies	(16,532)	(6,915)	9,617	58.2%
Equity in losses of related companies	2	3,923	3,921	-
Amortization of positive goodwill	27,655	27,061	(594)	(2.1%)
Amortization of negative goodwill	(9,710)	(8,740)	970	10.0%
Price-level restatement, net	(1,796)	967	2,763	153.8%
Exchange difference, net	(12,170)	(1,844)	10,326	84.8%
Other credits to income which do not represent cash flows	(17,149)	(12,819)	4,330	25.2%
Other charges to income which do not represent cash flows	35,193	46,864	11,671	33.2%
Changes in assets which affect cash flows:	-
Decrease (increase) in trade receivables	15,013	(25,083)	(40,096)	-
Decrease (increase) in inventory	(5,712)	(12,996)	(7,284)	(127.5%)
Decrease (increase) in other assets	(4,884)	6,997	11,881	-
Changes in liabilities which affect cash flow:	-
Decreased (increase) in payable accounts associated with operating results	(29,382)	(48,847)	(19,465)	(66.2%)
Decreased (increase) of payable interest	13,554	22,520	8,966	66.2%
Decreased (increase) in income tax payable	3,346	16,403	13,057	-
Decreased (increase) in other accounts payable associated with non-operating results	(37,786)	38,393	76,179	201.6%
Decreased (increase) in value added tax and other similar taxes payable, net	(12,246)	(21,306)	(9,060)	(74.0%)
Income (loss) attributable to minority interest	54,632	55,477	845	1.5%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	275,206	318,266	43,060	15.6%

Pg. 23

PRESS RELEASE First Half 2005 – Consolidated Cash Flow

Cont. Table 8

Million Ch$	6M 04	6M 05	Var 05-04	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	514,374	201,835	(312,539)	(60.8%)
Proceeds from bond issuance	167,754	169,860	2,106	1.3%
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	20,404	1,533	(18,871)	(92.5%)
Capital paid	(4,156)	(81,739)	(77,583)	-
Dividends paid	(60,313)	(71,795)	(11,482)	(19.0%)
Payment of debt	(763,242)	(376,873)	386,369	50.6%
Payment of bonds	(18,121)	(102,470)	(84,349)	-
Payments of loans obtained from related companies	-	-	-	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(1,348)	(982)	366	27.1%
Other disbursements for financing	(7,744)	(4,705)	3,039	39.2%

NET CASH FLOW FROM FINANCING ACTIVITIES	(152,393)	(265,336)	(112,943)	(74.1%)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	1,309	1,278	(31)	(2.3%)
Sale of investment	2,658	-	(2,658)	(100.0%)
Other loans received from related companies	6,368	27	(6,341)	(99.6%)
Other receipts from investments	39,119	2,011	(37,108)	(94.9%)
Additions to property, plant and equipment	(130,854)	(142,125)	(11,271)	(8.6%)
Long-term investments	-	(23,684)	(23,684)	-
Investment in financing instruments	(242)	-	242	-
Other loans granted to related companies	-	-	-	-
Other investment disbursements	(1,717)	(719)	998	58.1%

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(83,358)	(163,211)	(79,853)	(95.8%)

NET CASH FLOW FOR THE PERIOD	39,455	(110,281)	(149,736)	-

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	18,779	33,741	14,962	79.7%

NET VARIATION ON CASH AND CASH EQUIVALENT	58,234	(76,541)	(134,775)	-

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	342,835	552,710	209,875	61.2%

CASH AND CASH EQUIVALENT AT THE END OF THE YEAR	401,069	476,169	75,100	18.7%

Pg. 24

PRESS RELEASE First Half 2005 – Consolidated Cash Flow

UNDER CHILEAN GAAP, THOUSAND US$

Table 8.1

Thousand US$	6M 04	6M 05	Var 05-04	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	24,430	8,349	(16,081)	(65.8%)

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(434)	2,727	3,161	-
Charges (credits) to income which do not represent cash flows:
Depreciation	367,204	348,325	(18,879)	(5.1%)
Amortization of intangibles	5,960	7,298	1,338	22.4%
Write-offs and accrued expenses	74,648	44,719	(29,929)	(40.1%)
Equity in income of related companies	(28,553)	(11,943)	16,610	58.2%
Equity in losses of related companies	3	6,776	6,773	-
Amortization of positive goodwill	47,763	46,738	(1,025)	(2.1%)
Amortization of negative goodwill	(16,770)	(15,095)	1,675	10.0%
Price-level restatement, net	(3,102)	1,669	4,771	153.8%
Exchange difference, net	(21,019)	(3,185)	17,834	84.8%
Other credits to income which do not represent cash flows	(29,618)	(22,140)	7,478	25.2%
Other charges to income which do not represent cash flows	60,782	80,940	20,158	33.2%
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	25,929	(43,322)	(69,251)	-
Decrease (increase) in inventory	(9,865)	(22,446)	(12,581)	(127.5%)
Decrease (increase) in other assets	(8,435)	12,085	20,520	-
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	(50,746)	(84,364)	(33,618)	(66.2%)
Decreased (increase) of payable interest	23,409	38,895	15,486	66.2%
Decreased (increase) in income tax payable	5,779	28,329	22,550	-
Decreased (increase) in other accounts payable associated with non-operating results	(65,261)	66,308	131,569	201.6%
Decreased (increase) in value added tax and other similar taxes payable, net	(21,150)	(36,798)	(15,648)	(74.0%)
Income (loss) attributable to minority interest	94,356	95,816	1,460	1.5%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	475,312	549,682	74,370	15.6%

Pg. 25

PRESS RELEASE First Half 2005 – Consolidated Balance Sheet

Cont. Table 8.1

Thousand US$	6M 04	6M 05	Var 05-04	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	888,383	348,593	(539,790)	(60.8%)
Proceeds from bond issuance	289,731	293,368	3,637	1.3%
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	35,240	2,648	(32,592)	(92.5%)
Capital paid	(7,178)	(141,173)	(133,995)	-
Dividends paid	(104,168)	(123,998)	(19,830)	(19.0%)
Payment of debt	(1,318,208)	(650,904)	667,304	50.6%
Payment of bonds	(31,297)	(176,977)	(145,680)	-
Payments of loans obtained from related companies	-	-	-	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(2,328)	(1,696)	632	27.1%
Other disbursements for financing	(13,375)	(8,126)	5,249	39.2%

NET CASH FLOW FROM FINANCING ACTIVITIES	(263,200)	(458,266)	(195,066)	(74.1%)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	2,261	2,208	(53)	(2.3%)
Sale of investment	4,591	-	(4,591)	(100.0%)
Other loans received from related companies	10,998	47	(10,951)	(99.6%)
Other receipts from investments	67,564	3,474	(64,090)	(94.9%)
Additions to property, plant and equipment	(226,000)	(245,466)	(19,466)	(8.6%)
Long-term investments	-	(40,905)	(40,905)	-
Investment in financing instruments	(418)	-	418	-
Other loans granted to related companies	-	-	-	-
Other investment disbursements	(2,964)	(1,242)	1,722	58.1%

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(143,969)	(281,884)	(137,915)	(95.8%)

NET CASH FLOW FOR THE PERIOD	68,143	(190,469)	(258,612)	-

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	32,434	58,274	25,840	79.7%

NET VARIATION ON CASH AND CASH EQUIVALENT	100,577	(132,195)	(232,772)	-

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	592,116	954,594	362,478	61.2%

CASH AND CASH EQUIVALENT AT THE END OF THE YEAR	692,693	822,399	129,706	18.7%

Pg. 26

PRESS RELEASE First Half 2005 – Consolidated Cash Flow Analysis

CONSOLIDATED CASH FLOW ANALYSIS

During the period, the Company generated a negative net cash flow of Ch$110,281 million, comprised of the following activities:

Table 9

Effective Cash Flow (million Ch$)	6M 04	6M 05	Var 05-04	Chg %

Operating	275,206	318,266	43,060	15.6%
Financing	(152,393)	(265,336)	(112,943)	(74.1%)
Investment	(83,358)	(163,211)	(79,853)	95.8%

Net cash flow of the period	39,455	(110,281)	(149,736)	(379.5%)

Table 9.1

Effective Cash Flow (thousand US$)	6M 04	6M 05	Var 05-04	Chg %

Operating	475,312	549,682	74,370	15.6%
Financing	(263,200)	(458,266)	(195,066)	(74.1%)
Investment	(143,969)	(281,884)	(137,915)	95.8%

Net cash flow of the period	68,143	(190,469)	(258,612)	(379.5%)

Operating activities generated a net positive cash flow of Ch$318,266 million, an increase of Ch$43,060 million. As of June 2005, the operating cash flow is comprised mainly of:

•	Profit for the period amounting to Ch$4,834 million, plus:

•
Charges of Ch$309,647 million to the income statement that do not represent cash flow and correspond mainly to the Depreciation of the period for Ch$201,680 million, write-offs and provisions for Ch$25,892 million, amortizations of positive goodwill of Ch$27,061 million, amortization of intangibles of Ch$4,225 million, losses in investments of Ch$3,923 million, and other charges that do not represent cash flow for Ch$46,864 million.

	•	The variation of net liabilities that affect cash flow of Ch$7,164 million.

•	The above was partly compensated by:

	•	Increase in net assets which affect operating cash flow of Ch$31,082 million.

	•	Credits for Ch$12,819 million that do not represent cash flows, of which Ch$7,992 million correspond to the positive effect of the conversion of the overseas branches.

	•	Profit on sales of assets of Ch$1,579.

Financing activities produced a negative cash flow of Ch$265,336 million mainly due to the payment of loans for a value of Ch$376,873 million, payments to the public for Ch$102,470 million, capital paid of Ch$81,739 million and third parties dividend payments of Ch$71,795 million. The above is partly compensated by the receipt of loans for Ch$201,835 million, bond issues for Ch$169,860 million and other sources of financing for Ch$1,533 million.

Investment activities generated a net negative cash flow of Ch$163,211 million that correspond mainly to the incorporation of fixed assets for Ch$142,125 million and other long term investments for Ch$23,684 million, partially compensated by the sale of fiexed assets of Ch$1,278 million.

Pg. 27

PRESS RELEASE First Half 2005 – Consolidated Cash Flow Analysis

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE (*)

Table 10

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Others
	6M 04	6M 05	6M 04	6M 05	6M 04	6M 05	6M 04	6M 05	6M 04	6M 05

Argentina	3,373	3,113	-	-	1,441	973	11,613	-	-	-
Peru	-	-	5,800	5,000	-	-	-	-	2,242	4,041
Brazil	1,874	1,935	4,401	20,672	-	-	-	-	-	-
Colombia	8,778	-	6,598	5,949	-	-	-	24,672	-	-

Total	14,025	5,048	16,799	31,621	1,441	973	11,613	24,672	2,242	4,041

Millions Ch$	Total Cash Received
	6M 04	6M 05

Argentina	16,427	4,087
Peru	8,042	9,041
Brazil	6,275	22,607
Colombia	15,376	30,620

Total	46,121	66,355

Table 10.1

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Others
	6M 04	6M 05	6M 04	6M 05	6M 04	6M 05	6M 04	6M 05	6M 04	6M 05

Argentina	5,825	5,377	-	-	2,489	1,681	20,057	-	-	-
Peru	-	-	10,017	8,636	-	-	-	-	3,873	6,980
Brazil	3,237	3,342	7,601	35,703	-	-	-	-	-	-
Colombia	15,161	-	11,395	10,274	-	-	-	42,611	-	-

Total	24,222	8,719	29,014	54,613	2,489	1,681	20,057	42,611	3,873	6,980

Thousand US$	Total Cash Received
	6M 04	6M 05

Argentina	28,371	7,058
Peru	13,890	15,616
Brazil	10,838	39,045
Colombia	26,556	52,885

Total	79,656	114,603

(*) Source: Internal financial report

Pg. 28

PRESS RELEASE First Half 2005 – Consolidated Cash Flow Analysis

CAPEX AND DEPRECIATION

Table 11

	Payments for Additions of		Depreciation
	Fixed assets

Million Ch$	6M 04	6M 05	6M 04	6M 05

Endesa	57,577	27,684	91,985	92,937
Chilectra S.A.	6,926	18,495	7,085	7,611
Edesur S.A.	15,136	15,023	28,332	24,151
Edelnor S.A.	5,210	5,934	9,229	8,819
Cerj	26,898	36,970	24,891	22,003
Coelce	14,229	24,969	20,793	18,657
Codensa S.A.	2,355	10,623	28,472	25,603
Cam Ltda.	890	1,132	578	501
Inmobiliaria Manso de Velasco Ltda.	16	96	146	179
Synapsis Soluciones y Servicios Ltda.	1,597	1,152	545	703
Holding Enersis	18	47	555	516

Total	130,853	142,125	212,611	201,680

Table 11.1

	Payments for Additions of		Depreciation
	Fixed assets

Thousand US$	6M 04	6M 05	6M 04	6M 05

Endesa	99,443	47,813	158,869	160,513
Chilectra S.A.	11,962	31,942	12,237	13,145
Edesur S.A.	26,141	25,947	48,933	41,712
Edelnor S.A.	8,999	10,248	15,940	15,231
Cerj	46,455	63,851	42,990	38,002
Coelce	24,575	43,124	35,912	32,223
Codensa S.A.	4,068	18,347	49,174	44,219
Cam Ltda.	1,538	1,956	998	865
Inmobiliaria Manso de Velasco Ltda.	28	166	252	309
Synapsis Soluciones y Servicios Ltda.	2,759	1,990	941	1,214
Holding Enersis	32	81	959	891

Total	226,000	245,466	367,204	348,325

Pg. 29

PRESS RELEASE First Half 2005 – Risks Hedging

ANALYSIS OF THE EXCHANGE RISK AND THE INTEREST RATE

The company has a high percentage of its loans in US Dollars as a great part of its sales in the different markets where it operates are mainly indexed to that currency. Nevertheless, the Brazilian and Colombian markets are less indexed to the US Dollar and, therefore, subsidiaries in those markets have most of their liabilities in local currency.

In a scenario of a high exchange risk, the company has continued with its policy of partly covering its liabilities in Dollars in order to mitigate the effects of the fluctuations in the exchange rate on the results. Considering the important reduction in the accounting mismatch in recent years, the company has modified its policy on Dollar-Peso hedging in order to establish a policy of covering cash flows, together with a maximum permissible accounting mismatch, on which hedging operations will be performed.

As of June 2005, on a consolidated basis, the company has hedged in Chile, by means of USD/UF Swap operations, an amount of US$700 million and by means of forwards contracts US$125 million, due primarily to the modification of the hedging policy. A year ago, the company had already contracted US$650 million of the total Swap Dollar-UF as part of the establishment of the new hedging policy and US$10 million in forwards.

With regard to interest rate risk, the company has, on a consolidated basis, a proportion of its indebtedness at a fixed rate/variable rate ratio of approximately 83.4% / 16.6% fixed / variable as of June, 2005. The percentage of its indebtedness at a fixed rate has remained fairly constant if compared with the 82.6% / 17.4% ratio as of the same date of the previous year. This is due to the fact that the risk levels have also remained in the hedging levels determined by the company’s new policy.

Pg. 30

PRESS RELEASE First Half 2005 – Generation Business

GENERATION BUSINESS

Table 12

	Million US$		Million Ch$

	6M 04	6M 05	6M 04	6M 05	Chg %

Operating Revenues	971	1,001	562,377	579,382	3.0%
Operating Costs	(592)	(652)	(343,018)	(377,465)	(10.0%)
Selling and Administrative Expenses	(41)	(35)	(23,507)	(20,080)	14.6%

Operating Income	338	314	195,852	181,837	(7.2%)

Interest Income	14	17	7,902	9,673	22.4%
Interest Expenses	(181)	(171)	(104,772)	(99,210)	5.3%
Net Financial Income (Expenses)	(167)	(155)	(96,871)	(89,536)	7.6%
Equity Gains from Related Company	19	9	10,815	5,183	(52.1%)
Equity Losses from Related Company	(0)	(7)	(44)	(3,982)	-
Net Income from Related Companies	19	2	10,771	1,201	(88.9%)
Other Non Operating Income	15	37	8,572	21,487	150.7%
Other Non Operating Expenses	(35)	(45)	(20,363)	(26,226)	(28.8%)
Net other Non Operating Income (Expenses)	(20)	(8)	(11,791)	(4,739)	59.8%
Price Level Restatement	2	2	1,309	1,390	6.2%
Foreign Exchange Effect	6	(0)	3,610	(151)	(104.2%)
Net of Monetary Exposure	8	2	4,919	1,239	(74.8%)
Positive Goodwill Amortization	(1)	(1)	(843)	(759)	10.0%

Non Operating Income	(162)	(160)	(93,814)	(92,594)	1.3%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	176	154	102,038	89,243	(12.5%)
Extraordinary Items	-	-	-	-	-
Income Tax	(94)	(76)	(54,468)	(43,950)	19.3%
Minority Interest	(39)	(39)	(22,851)	(22,838)	0.1%
Negative Goodwill Amortization	16	15	9,122	8,636	(5.3%)

NET INCOME	58	54	33,841	31,091	(8.1%)

NET INCOME

Endesa Chile recorded a Net Income of Ch$31,091 million which is Ch$2,750 million lower than the previous year. This is mainly explained by:

OPERATING INCOME

Endesa Chile’s operating income reached Ch$181,837 million, a decrease of 7.2% mainly due to the lower results in our subsidiaries in Argentina product of our energy export business to Brazil and, to a lesser degree, the reduction of the results of our operations in Peru, which were partially compensated by the increase in the operating income in Chile, Brazil and Colombia.

In Argentina, the operating income in Costanera reported a loss of Ch$ 2,139 million, mainly explained by the diminished revenues and higher costs as a result of summoning from Brazil of energy from Costanera in agreement with our current export contract, being forced to generate using liquid fuel (fuel oil) that has reached high international prices due to the current contingency that affect and influence the international oil market.

On the other hand our hydroelectric subsidiary El Chocón increased its operating income by 87.4 % reaching Ch$ 5,173 million, due to the increase of the prices obtained for the sales of energy.

Pg. 31

PRESS RELEASE First Half 2005 – Generation Business

In Chile, the operating income increased by 2.6% reaching Ch$ 70,070 million. This operating income is outstanding when considering that the thermal generation plant San Isidro saw a decreased operational income due to higher amounts of thermal energy generated from liquid fuels as the result of the high demand. The energy production rose by 649 GWh due to a greater hydraulic dispatch by the addition of Ralco in 2005.

It is important to mention that the present state of rainfalls and snow levels show a favorable scenario for the rest of the year, together with the new node price recently set by authorities which came into effect in June 13.

In Brazil, the operating income reached Ch$ 10,670 million, Ch$ 2,679 million higher than the first semester of the previous year. Cachoeira’s physical sales increased by 3.3% and the cost of sales decreased by 5.7% .

In Colombia, operating income reached Ch$ 67,435 million or 1.6% increase. The operating revenues of business in Colombia during these first six months was slightly inferior to that of the last year’s first semester, due to lower sales in the spot market and electric distribution to companies and the impact of the revaluing of the Colombian peso versus the dollar. This decrease in our operating revenues in Colombia was compensated by the lower cost of sales, partially as a result of the reduction of energy purchases, revealing the efficiency of the Company’s commercial policy.

In Perú, the operating income reached Ch$ 30,628 million, an 8.8% decrease. This result is explained by the diminished sale prices caused by the improved hydrology, even though physical sales have increased. The higher hydraulic level allowed the company to lower their thermal generation reducing the cost of fuel purchases, thus reducing the cost of sales in 22%.

NON OPERATING INCOME

The non-operating income decreased from Ch$ 93,814 million to Ch$ 92,594 million. This variation had a positive effect in the net income of the company.

Pg. 32

PRESS RELEASE First Half 2005 – Generation Business

Table 13

Country	Market	GWh Sold		Var 05-04	Chg %	Market Share (*)

		6M 04	6M 05			6M 04	6M 05

Chile	SIC & SING	8,516	9,171	655	7.7%	37.8%	37.6%

	SIC	8,047	8,690	643	8.0%	47.0%	47.1%
	SING	469	481	12	2.5%	8.7%	8.1%

Argentina	SIN	5,890	6,478	587	10.0%	14.2%	15.0%

Chocón		1,731	1,646	(85)	(4.9%)	4.2%	3.8%
Costanera		4,159	4,831	672	16.2%	10.0%	11.2%

Perú	SICN	2,239	2,379	140	6.3%	24.4%	24.9%

Edegel		2,239	2,379	140	6.3%

Colombia	SIN	7,743	7,464	(279)	(3.6%)	24.2%	22.1%

Betania		1,151	1,278	127	11.0%	3.6%	3.8%
Emgesa		6,592	6,186	(406)	(6.2%)	20.6%	18.3%

Brazil	SICN	1,835	1,895	60	3.3%	1.2%	1.1%

Cachoeira		1,835	1,895	60	3.3%

Total		26,223	27,387	1,164	4.4%

(*)	Respect to GWh sold

Table 14

Company	GWh Produced		Var 05-04	Chg %

	6M 04	6M 05

Chilean Companies	7,788	8,437	649	8.3%
Chocón	1,663	1,530	(133)	(8.0%)
Costanera	4,123	4,818	695	16.9%
Edegel	2,164	2,266	102	4.7%
Betania	870	1,029	160	18.3%
Emgesa	5,218	4,914	(304)	(5.8%)
Cachoeira	1,575	1,809	234	14.9%

TOTAL	23,401	24,805	1,403	6.0%

Pg. 33

PRESS RELEASE First Half 2005 – Distribution Business

DISTRIBUTION BUSINESS

Table 15

Distribution Business	6M 04	6M 05	Var 05-04	Chg %

Customers (Th)	10,634	11,038	404	3.8%
GWh Sold	25,827	27,100	1,273	4.9%
Clients/Employe	1,498	1,540	43	2.8%
Energy Losses % (TTM)	12.0%	12.0%	0.0%	0.3%

HIGHLIGHTS

In Chile, physical sales in our concession area increased by 4.9%, the energy losses are stabilized in 5.3% and clients increased by 2.5% .

In Brazil, Ampla’s physicals sales increased by 6.5%, energy losses decreased from 23.1% to 22.9%, the biilling increased to 99.0%, both due mainly to the DAT network and clients increased by 5.0% . On the other hand, Coelce’s physicals sales increased by 8.8%, energy losses reached 14.2% and the billing 100%, while clients increased by 8.3% .

The April tariff revision was of 23.59% in Coelce, but this revision is currently in a hold status and the increase limited to 11.13% due to judicial actions; Coelce and the Brazilian regulation entity (ANEEL) appealed to this lawsuit.

In Colombia, the energy demand in our concession area increased by 3.4%, energy losses decreased from 9.9% to 9.8% and clients increased by 2.4% .

In Peru, physical sales in our concession area increased by 6.8% and energy losses remained stable at 8.5% .

Tariffs in Peru must be reviewed in November. In this respect, we expect a similar outcome to the ones obtained in past tariff revisions.

In Argentina, physical sales in our concession area increased by 2.9% and energy losses remained stable at 11.7% .

In relation to distribution tariffs, Edesur has been authorized to increase tariffs, since November, 2005, by 15% except to residential clients.

Pg. 34

PRESS RELEASE First Half 2005 – Distribution Business

CHILECTRA (UNDER CHILEAN GAAP)

INCOME STATEMENT

Table 16

	Million US$		Million Ch$

	6M 04	6M 05	6M 04	6M 05	Chg %

Revenues from Sales	357	418	206,427	241,820	17.1%
Other Operating Revenues	20	22	11,402	12,617	10.7%
Operating Revenues	376	439	217,829	254,436	16.8%
Energy Purchases	(225)	(284)	(130,016)	(164,516)	(26.5%)
Other Operating Cost	(38)	(42)	(22,243)	(24,249)	(9.0%)
Operating Costs	(263)	(326)	(152,259)	(188,765)	(24.0%)
Selling and Administrative Expenses	(31)	(32)	(17,724)	(18,628)	(5.1%)

Operating Income	83	81	47,846	47,043	(1.7%)

Interest Income	2	1	1,118	744	(33.4%)
Interest Expenses	(32)	(27)	(18,401)	(15,733)	14.5%
Net Financial Income (Expenses)	(30)	(26)	(17,283)	(14,989)	13.3%
Equity Gains from Related Company	6	8	3,277	4,711	43.8%
Equity Losses from Related Company	(5)	(27)	(3,052)	(15,558)	-
Net Income from Related Companies	0	(19)	225	(10,847)	-
Other Non Operating Income	20	19	11,548	11,062	(4.2%)
Other Non Operating Expenses	(8)	(6)	(4,748)	(3,602)	24.1%
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	12	13	6,800	7,460	9.7%
Price Level Restatement	(6)	(5)	(3,371)	(3,074)	8.8%
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	(6)	(5)	(3,371)	(3,074)	8.8%
Positive Goodwill Amortization	(0)	(1)	(180)	(310)	(72.1%)

Non Operating Income	(24)	(38)	(13,809)	(21,760)	(57.6%)

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	59	44	34,037	25,284	(25.7%)
Extraordinary Items	-	-	-	-
Income Tax	(20)	(16)	(11,468)	(9,020)	21.4%
Minority Interest	3	2	1,577	1,186	(24.8%)
Negative Goodwill Amortization	-	-	-	-

NET INCOME	42	30	24,146	17,450	(27.7%)

ADDITIONAL INFORMATION

Table 17

Chilectra	6M 04	6M 05	Chg %

Customers (Th)	1,354	1,388	2.5%
GWh Sold	5,539	5,809	4.9%
Clients/Employee	1,974	1,989	0.7%
Energy Losses % (TTM)	5.1%	5.3%	(0.3%)

Pg. 35

PRESS RELEASE First Half 2005 – Distribution Business

AMPLA (UNDER CHILEAN GAAP *)

OPERATING INCOME

Table 18

	Million US$		Million Ch$

	6M 04	6M 05	6M 04	6M 05	Chg %

Revenues from Sales	346	423	200,607	244,805	22.0%
Other Operating Revenues	18	22	10,154	12,523	23.3%
Operating Revenues	364	444	210,761	257,328	22.1%
Energy Purchases	(192)	(219)	(110,892)	(126,658)	(14.2%)
Other Operating Cost	(109)	(137)	(62,965)	(79,057)	(25.6%)
Operating Costs	(300)	(355)	(173,857)	(205,715)	(18.3%)
Selling and Administrative Expenses	(16)	(18)	(9,004)	(10,699)	(18.8%)

Operating Income	48	71	27,900	40,914	46.6%

* Please take note that these figures could differed from those accounted under Brazilian GAAP.

ADDITIONAL INFORMATION

Table 19

Ampla	6M 04	6M 05	Chg %

Customers (Th)	2,061	2,163	5.0%
GWh Sold	3,791	4,039	6.5%
Clients/Employee	1,482	1,486	0.2%
Energy Losses % (TTM)	23.1%	22.9%	0.2%

Pg. 36

PRESS RELEASE First Half 2005 – Distribution Business

COELCE (UNDER CHILEAN GAAP*)

OPERATING INCOME

Table 20

	Million US$		Million Ch$

	6M 04	6M 05	6M 04	6M 05	Chg %

Revenues from Sales	250	263	144,906	152,077	4.9%
Other Operating Revenues	4	6	2,098	3,401	62.1%
Operating Revenues	254	269	147,004	155,478	5.8%
Energy Purchases	(151)	(129)	(87,214)	(74,733)	14.3%
Other Operating Cost	(66)	(70)	(38,279)	(40,354)	(5.4%)
Operating Costs	(217)	(199)	(125,492)	(115,087)	8.3%
Selling and Administrative Expenses	(30)	(32)	(17,347)	(18,769)	(8.2%)

Operating Income	7	37	4,165	21,622	-

* Please take note that these figures could differed from those accounted under Brazilian GAAP.

ADDITIONAL INFORMATION

Table 21

Coelce	6M 04	6M 05	Chg %

Customers (Th)	2,195	2,378	8.3%
GWh Sold	2,920	3,177	8.8%
Clients/Employee	1,609	1,772	10.1%
Energy Losses % (TTM)	13.8%	14.2%	(0.4%)

Pg. 37

PRESS RELEASE First Half 2005 – Distribution Business

CODENSA (UNDER CHILEAN GAAP*)

OPERATING INCOME

Table 22

	Million US$		Million Ch$

	6M 04	6M 05	6M 04	6M 05	Chg %

Revenues from Sales	272	290	157,249	168,158	6.9%
Other Operating Revenues	82	78	47,379	45,047	(4.9%)
Operating Revenues	353	368	204,628	213,205	4.2%
Energy Purchases	(166)	(167)	(96,112)	(96,760)	(0.7%)
Other Operating Cost	(98)	(101)	(56,722)	(58,718)	(3.5%)
Operating Costs	(264)	(269)	(152,834)	(155,478)	(1.7%)
Selling and Administrative Expenses	(8)	(10)	(4,764)	(5,941)	(24.7%)

Operating Income	81	89	47,030	51,786	10.1%

*	Please take note that these figures could differed from those accounted under Colombian GAAP.

ADDITIONAL INFORMATION

Table 23

Codensa	6M 04	6M 05	Chg %

Customers (Th)	1,993	2,042	2.4%
GWh Sold	4,754	4,914	3.4%
Clients/Employee	2,350	2,363	0.6%
Energy Losses % (TTM)	9.9%	9.8%	0.2%

Pg. 38

PRESS RELEASE First Half 2005 – Distribution Business

EDELNOR (UNDER CHILEAN GAAP*)

OPERATING INCOME

Table 24

	Million US$		Million Ch$

	6M 04	6M 05	6M 04	6M 05	Chg %

Revenues from Sales	167	183	96,677	106,010	9.7%
Other Operating Revenues	5	4	3,138	2,334	(25.6%)
Operating Revenues	172	187	99,815	108,344	8.5%
Energy Purchases	(109)	(121)	(62,927)	(70,146)	(11.5%)
Other Operating Cost	(21)	(22)	(12,269)	(12,513)	(2.0%)
Operating Costs	(130)	(143)	(75,195)	(82,659)	(9.9%)
Selling and Administrative Expenses	(16)	(17)	(9,049)	(9,799)	(8.3%)

Operating Income	27	27	15,571	15,886	2.0%

*	Please take note that these figures could differed from those accounted under Peruvian GAAP.

ADDITIONAL INFORMATION

Table 25

Edelnor	6M 04	6M 05	Chg %

Customers (Th)	903	915	1.3%
GWh Sold	2,097	2,240	6.8%
Clients/Employee	1,654	1,713	3.6%
Energy Losses % (TTM)	8.4%	8.5%	(0.1%)

Pg. 39

PRESS RELEASE First Half 2005 – Distribution Business

EDESUR (UNDER CHILEAN GAAP*)

OPERATING INCOME

Table 26

	Million US$		Million Ch$

	6M 04	6M 05	6M 04	6M 05	Chg %

Revenues from Sales	194	207	112,371	120,018	6.8%
Other Operating Revenues	14	17	7,845	9,870	25.8%
Operating Revenues	208	224	120,217	129,888	8.0%
Energy Purchases	(100)	(124)	(57,801)	(72,085)	(24.7%)
Other Operating Cost	(77)	(69)	(44,715)	(39,974)	10.6%
Operating Costs	(177)	(194)	(102,516)	(112,059)	(9.3%)
Selling and Administrative Expenses	(27)	(27)	(15,549)	(15,894)	(2.2%)

Operating Income	4	3	2,152	1,935	(10.1%)

*	Please take note that these figures could differed from those accounted under Argentinean GAAP.

ADDITIONAL INFORMATION

Table 27

Edesur	6M 04	6M 05	Chg %

Customers (Th)	2,128	2,152	1.1%
GWh Sold	6,726	6,921	2.9%
Clients/Employee	939	947	0.8%
Energy Losses % (TTM)	11.8%	11.7%	0.1%

Pg. 40

PRESS RELEASE First Half 2005 – Partially Consolidated Income Statement

PARTIALLY CONSOLIDATED INCOME STATEMENT

Parent Company Consolidated with Enersis Internacional First Half 2005 Earnings Report

UNDER CHILEAN GAAP, MILLION CH$

Table 29

2Q 04	2Q 05	Var %	(in million Ch$ of 1H05)	6M 04	6M 05	Var %

852	838	(1.6%)	Gross Operating Margin	1,666	1,702	2.2%
(3,987)	(4,077)	(2.2%)	S&A Expenses	(7,519)	(7,315)	2.7%

(3,135)	(3,239)	(3.3%)	Operating Income	(5,854)	(5,612)	4.1%

15,417	8,747	(43.3%)	Endesa	20,298	18,649	(8.1%)
11,113	18,391	65.5%	Chilectra	23,500	27,798	18.3%
(3,751)	(5,264)	(40.3%)	Edesur	(5,446)	(8,492)	(55.9%)
870	1,502	72.6%	Edelnor	1,482	2,625	77.1%
4,174	(16,425)	-	Ampla	373	(18,031)	-
(222)	(197)	(11.1%)	Coelce	(473)	244	151.6%
2,187	4,048	(85.1%)	Codensa	5,119	7,251	(41.6%)
1,123	442	(60.7%)	CAM LTDA	1,662	1,834	10.3%
11	637	-	Inm Manso de Velasco	1,576	913	(42.1%)
923	1,025	11.0%	Synapsis	1,977	1,848	(6.5%)
3,236	(478)	(114.8%)	CGTF	5,713	1,712	(70.0%)
(215)	(4,493)	-	Other	(215)	(4,183)	-

34,866	7,935	(77.2%)	Net Income from Related Companies	55,567	32,166	(42.1%)

12,620	12,730	0.9%	Interest Income	26,070	25,627	(1.7%)
(20,161)	(15,662)	22.3%	Interest Expense	(41,803)	(33,876)	19.0%
(7,541)	(2,932)	61.1%	Net Financial Income (Expenses)	(15,733)	(8,249)	47.6%
2,349	5,733	144.1%	Other Non Operating Income	4,531	7,945	75.4%
(7,362)	7,006	195.2%	Other Non Operating Expenses	(9,213)	(3,283)	64.4%
(5,013)	12,739	-	Net other Non Operating Income (Expenses)	(4,682)	4,662	(199.6%)
(605)	(497)	17.8%	Price Level Restatement	4	(676)	-
3,099	(5,882)	(289.8%)	Foreign Exchange Effect	12,588	3,843	(69.5%)
2,494	(6,379)	-	Net Monetary Exposure	12,592	3,167	74.8%
(13,249)	(12,878)	2.8%	Positive Goodwill Amortization	(25,816)	(25,990)	(0.7%)

11,557	(1,515)	(113.1%)	Non Operating Income	21,927	5,756	(73.7%)

8,421	(4,754)	(156.5%)	Net Income before (1), (2) & (3)	16,074	144	(99.1%)
(4,286)	1,653	138.6%	Income Tax (1)	(2,285)	4,669	304.3%
267	10	(96.2%)	Negative Goodwill Amortization (2)	358	21	(94.2%)
-	-	NA	Minority Interest (3)	-	-	NA

4,403	(3,091)	(170.2%)	NET INCOME	14,146	4,834	(65.8%)

0.13	(0.09)		EPS (Ch$)	0.43	0.15
0.01	(0.01)		EPADS (US$)	0.04	0.01
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 41

PRESS RELEASE First Half 2005 – Partially Consolidated Income Statement

UNDER CHILEAN GAAP, THOUSAND US$

Table 29.1

2Q 04	2Q 05	Var %	(in thousand US$ of 1H05)	6M 04	6M 05	Var %

1,472	1,448	(1.6%)	Gross Operating Margin	2,877	2,940	2.2%
(6,887)	(7,041)	(2.2%)	S&A Expenses	(12,987)	(12,633)	2.7%

(5,415)	(5,594)	(3.3%)	Operating Income	(10,110)	(9,693)	4.1%

26,627	15,108	(43.3%)	Endesa	35,057	32,208	(8.1%)
19,194	31,764	65.5%	Chilectra	40,587	48,011	18.3%
(6,479)	(9,092)	(40.3%)	Edesur	(9,406)	(14,667)	(55.9%)
1,503	2,594	72.6%	Edelnor	2,560	4,533	77.1%
7,209	(28,368)	-	Ampla	645	(31,141)	-
(383)	(341)	(11.1%)	Coelce	(816)	421	151.6%
3,777	6,992	(85.1%)	Codensa	8,842	12,523	(41.6%)
1,940	763	(60.7%)	CAM LTDA	2,871	3,167	10.3%
19	1,101	-	Inm Manso de Velasco	2,721	1,576	(42.1%)
1,594	1,770	11.0%	Synapsis	3,414	3,191	(6.5%)
5,588	(826)	(114.8%)	CGTF	9,867	2,957	(70.0%)
(372)	(7,760)	-	Others	(371)	(7,224)	-

60,218	13,706	(77.2%)	Net Income from Related Companies	95,970	55,555	(42.1%)

21,796	21,986	0.9%	Interest Income	45,025	44,261	(1.7%)
(34,821)	(27,051)	22.3%	Interest Expense	(72,198)	(58,508)	19.0%
(13,024)	(5,065)	61.1%	Net Financial Income (Expenses)	(27,173)	(14,248)	47.6%
4,056	9,902	144.1%	Other Non Operating Income	7,825	13,722	75.4%
(12,715)	12,100	195.2%	Other Non Operating Expenses	(15,912)	(5,670)	64.4%
(8,659)	22,001	-	Net other Non Operating Income (Expenses)	(8,086)	8,052	(199.6%)
(1,045)	(859)	17.8%	Price Level Restatement	6	(1,168)	-
5,353	(10,159)	(289.8%)	Foreign Exchange Effect	21,741	6,638	(69.5%)
4,308	(11,018)	-	Net Monetary Exposure	21,748	5,470	74.8%
(22,883)	(22,241)	2.8%	Positive Goodwill Amortization	(44,588)	(44,888)	(0.7%)

19,960	(2,617)	(113.1%)	Non Operating Income	37,871	9,942	(73.7%)

14,545	(8,211)	(156.5%)	Net Income before (1), (2) & (3)	27,761	249	(99.1%)
(7,402)	2,855	138.6%	Income Tax (1)	(3,947)	8,064	304.3%
461	17	(96.2%)	Negative Goodwill Amortization (2)	618	36	(94.2%)
-	-	NA	Minority Interest (3)	-	-	NA

7,604	(5,339)	(170.2%)	NET INCOME	24,430	8,348	(65.8%)

0.13	(0.09)		EPS (Ch$)	0.43	0.15
0.01	(0.01)		EPADS (US$)	0.04	0.01
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 42

PRESS RELEASE First Half 2005 – Ownership of the Company

OWNERSHIP OF THE COMPANY AS OF JUNE 30, 2005

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Thursday, July 28th, 2005, at 12:00 PM (New York time). To participate, please dial +1 (617) 786-4513 or +1 (800) 901-5226 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 32939871

The phone replay will be available since July 29th, 2005, until August 5th, 2005, dialing +1 (617) 801-6888 or 1+ (888) 286-8010 (toll free USA) Passcode ID: 24130812

To access the call online, or to access the replay, go to: http://www.enersis.com Investor Relations, the conference will be complemented by a Power Point “slides show”.

Pg. 43

PRESS RELEASE First Half 2005 – Contact Information

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Cristian Palacios	Marcela Muñoz	Ignacio Gonzalez	Carmen Poblete
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
cpg1@e.enersis.cl	mml1@e.enersis.cl	ijgr@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4492	56 (2) 353 4555	56 (2) 353 4552	56 (2) 353 4447

Mariluz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 44

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: August 2, 2005	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer